Exhibit 99.1

Voting Results from BioNTech’s Annual General Meeting 2022

•Shareholders reappointed Helmut Jeggle as Chairman of the Supervisory Board
•Prof. Dr. Anja Morawietz and Prof. Dr. Rudolf Staudigl will complement the existing Supervisory Board to reflect company growth
•Shareholders followed the proposal of the Management Board and Supervisory Board and resolved to pay a special cash dividend of €2.00 per ordinary share

Mainz, Germany, June 1, 2022 — At the Annual General Meeting (“AGM”) of BioNTech SE (Nasdaq: BNTX, “BioNTech” or the “Company”) held today, June 1, 2022, shareholders voted to reappoint Helmut Jeggle as a member of the Supervisory Board with a majority of 96.44 per cent. In a meeting following the AGM, the Supervisory Board re-elected Helmut Jeggle as its Chairman. Shareholders also appointed two additional Supervisory Board members, Prof. Dr. Anja Morawietz and Prof. Dr. Rudolf Staudigl with a majority of 99.85 per cent and 99.86 per cent respectively. All three members will serve in their roles until the AGM 2026.

In addition, the shareholders passed the proposal of the Management Board and Supervisory Board and resolved to pay a special cash dividend of €2.00 per ordinary share (including those held in the form of ADSs). This corresponds to approximately €484.2 million, based on the shares outstanding and entitled to dividends as of May 30, 2022, being the record date relevant for determination.

“Over the past two years, BioNTech has developed into a fully integrated biotech company with a diversified clinical pipeline, including several late-staged product candidates. We want our shareholders to participate in our strong 2021 performance via a special cash dividend and a share repurchase program. This is in line with BioNTech’s capital allocation strategy and the company’s commitment to delivering shareholder value,” said Helmut Jeggle, Chairman of the Supervisory Board of BioNTech. “With Prof. Dr. Anja Morawietz and Prof. Dr. Rudolf Staudigl, we are gaining further expertise in finance, governance and international markets, which will complement the existing skillset of the Board. I am grateful for the opportunity to continue to serve this company as Chairman of the Supervisory Board.”

Helmut Jeggle has served as Chairman of BioNTech’s Supervisory Board since 2008. He is Chief Executive Officer and founder of Salvia GmbH, a family office which focuses on investments in deep tech and science. From 2015 to 2021, he served as General Partner at ATHOS KG, the Strüngmann family office. Prior to that, he was Head of Direct Investments at ATHOS Service GmbH and held various positions with Hexal AG. Helmut Jeggle is a member of Supervisory Boards in Germany and internationally, including 4SC AG, AiCuris AG and tonies SE.

Prof. Dr. Anja Morawietz is Professor of External Accounting and General Business Administration at the Nuremberg University of Applied Sciences Georg Simon Ohm. She has in-depth expertise in accounting and auditing. In her research, she covers financial and sustainability reporting as well as developments in corporate governance.

Prof. Dr. Rudolf Staudigl is an independent consultant and member of the Supervisory Board of TÜV Süd AG. He has extensive knowledge of production, science, and international markets, with a focus on China and India. He also has a deep understanding of biotechnology products having served for many years as Chairman of the Board of Directors of Wacker Chemie AG, an internationally active chemical company.

Jens Holstein, CFO of BioNTech, said: “We want to redeploy our financial resources in a meaningful way and thus prepare the ground for the company’s future growth. In the years to come, we intend to invest especially into our R&D engine and expect to spend for 2022 alone between €1.4 billion and €1.5 billion in our current R&D initiatives. At the same time, we intend to accelerate further growth inorganically, for example with synergistic acquisitions and in-licensing deals.”

BioNTech’s rapid growth in the past financial year has significantly increased the workload of its committees. As this is also to be expected for the financial year 2022, the shareholders passed the Management Board and Supervisory Board’s proposal to remunerate committee work separately. An ordinary committee member will receive an additional annual remuneration of €5,000 per committee in the future and committee chairs will be remunerated with €15,000 per year, with the exception of the Audit Committee chair who receives €30,000 per year.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s 2021 financial performance and the potential benefits of additional Supervisory Board members. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.
You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2021, filed with the SEC on March 30, 2022, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

BioNTech:

Media Relations
Jasmina Alatovic

+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de

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